BB 3/24 —

SE[illegible] 04017448 COMMISSION [illegible] 20549

c M 3-23

PROCESSED MAR 29 2004 THOMSON FINANCIAL

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER 8-31268

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Geek Securities, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

999 Yamato Road, Suite 100
(No. and Street)

Boca Raton (City) Florida (State) 33431 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tony Sharma (561) 862-0134
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Cuthill & Eddy LLC
(Name – *if individual, state last, first, middle name*)

1031 W. Morse Blvd., Suite 200, Winter Park, Florida 32789
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING RECEIVED MAR 01 2004 WASH, D.C. 155 SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Tony Sharma . swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Geek Securities, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer of director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

STATE of FLORIDA
COUNTY of PALM BEACH

Stacey Shank
My Commission DD003759
Expires February 22, 2005

Notary Public STACEY SHANK

Signature

President

Title

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Pursuant to Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GEEK SECURITIES, INC.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2003

Cuthill & Eddy LLC
CERTIFIED PUBLIC ACCOUNTANTS
Limited Liability Company

Carson L. Eddy
Victor J. Incinelli
Harry E. Harp
Todd Hitchins

Independent Auditor's Report

Board of Directors
Geek Securities, Inc.
Boca Raton, Florida

We have audited the accompanying statement of financial condition of Geek Securities, Inc., as of December 31, 2003, and the related statements of loss, shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Geek Securities, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules, computation of net capital and computation of aggregate indebtedness, as of December 31, 2003, are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 of the Securities Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cuthill & Eddy LLC

February 12, 2004

1031 W. MORSE BLVD., SUITE 200, WINTER PARK, FL 32789-3750 • PHONE (407) 644-7455 • FAX (407) 628-5277
ceddy@cuthilleddy.com • www.cuthilleddy.com

GEEK SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

ASSETS

Current assets:	
Cash and cash equivalents	$ 125,507
Clearing deposits	50,000
Accounts and commissions receivable	20,369
Prepaid expenses	3,317
Income taxes receivable	21,259
	220,452
Property and equipment:	
Equipment and computers	114,743
Furniture and fixtures	61,061
Leasehold improvements	74,479
Less: accumulated depreciation	(142,662)
	107,621
Other assets:	
Due from affiliates	208,763
Due from officer	52,691
Deposits	15,097
	276,551
	$ 604,624

LIABILITIES AND SHAREHOLDER'S EQUITY

Current liabilities:	
Current portion of obligations under capital lease	$ 8,368
Accounts payable and accrued expenses	27,120
	35,488
Obligations under capital lease, less current portion	1,671
Due to affiliates	24,322
	25,993
Shareholder's equity:	
Common stock, $1 par value, 1,000 shares authorized, 100 shares issued and outstanding	100
Additional paid-in capital	815,900
Deficit	(272,857)
	543,143
	$ 604,624

See notes to financial statements.

GEEK SECURITIES, INC.

STATEMENT OF LOSS

FOR THE YEAR ENDED DECEMBER 31, 2003

Revenues:	
Commission income	$ 203,961
Trading gains, net	277,733
Other	9,531
	491,225
Expenses:	
Clearing charges and fees	64,524
Selling, general and administrative	660,549
Depreciation	58,461
Other	37,754
	821,288
Net loss before income tax provision	(330,063)
Income tax provision	(18,581)
Net loss	$ (348,644)

GEEK SECURITIES, INC.

STATEMENT OF SHAREHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2003

	Common Stock		Additional	Retained Earnings
	Shares	Amount	Paid-In Capital	(Deficit)
Balances, January 1, 2003	100	$ 100	$ 815,900	$ 75,787
Net loss for the year ended December 31, 2003	-	-	-	(348,644)
Balances, December 31, 2003	100	$ 100	$ 815,900	$ (272,857)

See notes to financial statements.

GEEK SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2002

Cash flows from operating activities:	
Net loss	$ (348,644)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation	58,461
Changes in operating assets and liabilities:	
Decrease in clearing deposits	51,957
Decrease in accounts and commissions receivable	204,421
Decrease in prepaid expenses	1,058
Increase in income taxes receivable	(21,259)
Decrease in due from affiliates	253,917
Increase in due from officer	(49,014)
Decrease in deposits	200
Decrease in accounts payable and accrued expenses	(17,940)
Decrease in due to affiliates	(8,344)
Decrease in income taxes payable	(18,649)
Decrease in deferred tax liability	(1,023)
Total adjustments	453,785
Net cash provided by operating activities	105,141
Cash flows from investing activities:	
Purchase of equipment and net cash used by investing activities	(123)
Cash flows from financing activities:	
Principal payments on capital leases and net cash used by financing activities	(6,361)
Net increase in cash and cash equivalents	98,657
Cash and cash equivalents at beginning of year	26,850
Cash and cash equivalents at end of year	$ 125,507

See notes to financial statements.

GEEK SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2003

1. Nature of operations and summary of significant accounting policies:

Nature of operations:

Geek Securities, Inc. (the "Company") was incorporated in Florida on January 1, 1999 for the purpose of conducting business as a broker/dealer in securities. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD").

The Company clears its trades through a third-party reintroducing broker agreement with Computer Clearing Services, Inc. on a fully disclosed basis. Therefore, the Company does not carry securities accounts for customers or perform custodial functions.

Revenue and expense recognition:

The revenue of the Company is derived primarily from commissions earned on the sale of securities. Commission income is recorded on the date of the transaction leading to the commission.

Property and equipment:

Property and equipment is stated at cost. The service lives have been estimated at three to seven years for equipment and computers and seven to ten years for furniture and fixtures. The straight-line method is used for financial reporting purposes. Maintenance and repairs that do not improve or extend the lives of the respective assets are expensed currently. Leasehold improvements are depreciated over the term of the lease, currently five years.

Cash and cash equivalents:

Cash and cash equivalents generally include cash in banks, money market funds, and a twelve-month certificate of deposit.

Computation of customer reserve:

The Company is exempt from customer reserve requirements and providing information relating to possession or control of securities pursuant to Rule 15c3-3 of the Securities and Exchange Act of 1934. The Company meets the exempting provisions of Paragraph (k)(2)(ii).

Income taxes:

The Company accounts for income taxes using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, the Company considers all expected future events other than enactments of changes in the tax law or rates. Changes in tax laws or rates will be recognized in the future year in which they occur. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

1. Nature of operations and summary of significant accounting policies - continued:

Use of estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Advertising costs:
Advertising costs are expensed as incurred.

2. Related party transactions:

Due from affiliates consisted of the following as of December 31:

Due from All American Billing	$ 55,566
Due from All American Management Systems	32,200
Due from Trade Tech	13,092
Due from Chicago Trading Room	107,905
	$ 208,763

Due to affiliates consisted of the following as of December 31:

Due to Geek Advisors	$ 22,782
Due to Geek Financial	1,540
	$ 24,322

3. Liability subordinated to the claims of creditors:

None of the Company's liabilities have been subordinated to the claims of general creditors at December 31, 2003.

4. Obligations under capital lease:

Obligations under capital lease at December 31 is summarized as follows:

Capital lease payable at a rate of 15.36%, due in monthly installments of $571, including interest; maturing in June 2005; collateralized by equipment.	$ 10,039
Less current maturities	(8,368)
	$ 1,671

Gross amounts of equipment and related accumulated depreciation recorded under these capital leases as of December 31, 2003 are $16,400 and $9,567, respectively.

4. Obligations under capital lease – continued:

Maturities of obligations under capital lease for years ending December 31, are as follows:

2004	$ 8,368
2005	1,671
	$ 10,039

5. Lease commitments:

In 2001, the Company executed a lease agreement for office space under a non-cancelable lease agreement. The lease term commenced on September 1, 2001 and expires on August 31, 2006. The agreement requires minimum monthly payments of $13,452 for the first year, and for each subsequent year, a 4% increase over the previous year's monthly rent. The Company may, at its option, renew the term of this lease for an additional five years upon written notice no later than 9 months in advance of the lease expiration date. During 2003, an affiliate of the Company has agreed to pay for its share of rent expense. The allocation is based on square footage of office space used. The affiliate's portion of rent expense was $83,034 and is not included in the accompanying statement of loss. For the year ended December 31, 2003, total rent expense for the Company amounted to $87,086.

In addition, the Company leases its equipment, furniture and a vehicle under noncancelable lease agreements. The lease for the equipment commenced in January 2002, requires monthly payments of $1,323 and expires in December 2004. The lease for the furniture commenced in January 2002, requires monthly payments of $1,211 and expires in December 2005. During 2003, an affiliate of the Company has agreed to pay for its share of furniture expense. The allocation is based on the percentage of furniture used. The affiliate's portion of furniture expense was $12,102 and is not included in the accompanying statement of loss. The lease for the vehicle commenced in July 2002, requires monthly payments of $1,590 and expires in June 2004. Lease expense under these three leases amounted to $49,487 for the year ended December 31, 2003.

The total minimum lease commitment at December 31, 2003 is as follows:

2004	$ 216,870
2005	198,535
2006	125,894
	$ 541,299

6. Income taxes:

The income tax provision is summarized as follows:

Current	$ 19,604
Deferred	(1,023)
	$ 18,581

GEEK SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS - CONTINUED

FOR THE YEAR ENDED DECEMBER 31, 2003

6. Income taxes – continued:

The components of the net deferred tax asset as of December 31, 2003 are as follows:

Deferred tax asset	$ 45,952
Deferred tax liability	-
Valuation allowance	(45,952)
	$ -

The Company's effective income tax rate is higher than what would be expected if the federal statutory rate were applied to income (loss) from continuing operations because of taxes paid in 2003 resulting from an amended 2000 Federal income tax return.

Temporary differences for deferred taxes consist of net operating loss carryforwards and the excess of depreciation for financial reporting purposes over the amount for tax purposes. The Company has recorded a full valuation allowance against the net asset due to the probability that the asset will not be recognized.

At December 31, 2003, the Company has approximately $230,000 of net operating loss carryforwards for federal purposes and $336,753 for state purposes that expire in 2023 and $3,023 of charitable contribution carryforwards that expire in 2006 that may be applied against future taxable income.

7. Net capital requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1.

At December 31, 2003, the Company had excess net capital of $23,434 and a net capital ratio of .42 to 1.

8. Supplemental disclosures of cash information:

Cash was paid during the year for:

Interest	$ 5,621
Income taxes	$ 59,513

During the year ended December 31, 2003, the Company entered into a capital lease for $16,400 of computer equipment.

An affiliate made principal payments of $32,666 on the Company's capital lease.

GEEK SECURITIES, INC.

COMPUTATION OF NET CAPITAL

DECEMBER 31, 2003

Shareholder's equity	$ 543,143
Deduct:	
Non allowable assets:	
Accounts and commissions receivable over 30 days old	(21,000)
Prepaid expenses	(3,317)
Income taxes receivable	(21,259)
Property and equipment, net of depreciation	(107,621)
Less: related debt	10,039
Deposits for non-operating items	(15,097)
Other assets	(261,454)
Net capital	$ 123,434

Reconciliation with Company's computation:	
Net capital as reported in the Company's Part IIA (Unaudited) Focus Report	$ 137,999
Adjustments:	
Reduction of excludable debt related to fixed assets	10,039
Reduction of due from affiliates	(24,322)
Accrual of liabilities and capital lease obligations	(281)
Rounding	(1)
	$ 123,434

GEEK SECURITIES, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS

DECEMBER 31, 2003

Aggregate indebtedness:	
Accrued expenses	$ 27,120
Due to affiliates	24,322
Total aggregate indebtedness	$ 51,442
Ratio of aggregate indebtedness to net capital	.42

Cuthill & Eddy LLC
CERTIFIED PUBLIC ACCOUNTANTS
Limited Liability Company

Carson L. Eddy
Victor J. Incinelli
Harry E. Harp
Todd Hitchins

Independent Auditors' Report On Internal Control Required By SEC Rule 17a-5

Board of Directors
Geek Securities, Inc.
Boca Raton, Florida

In planning and performing our audit of the financial statements and supplemental schedules of Geek Securities, Inc. (the "Company") for the year ended December 31, 2003, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1031 W. MORSE BLVD., SUITE 200, WINTER PARK, FL 32789-3750 • PHONE (407) 644-7455 • FAX (407) 628-5277
ceddy@cuthilleddy.com • www.cuthilleddy.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of The Board of Directors, management, the Securities Exchange and Commission and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 12, 2004